SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                             Commission File Number  33-21842-C

(Check one)

      [X] Form 10-K and Form 10-KSB          [ ] Form 11-K
      [ ] Form 20-F       [ ] Form 10-Q and Form 10-QSB       [ ] Form N-SAR

                       For period ended December 31, 1996

   [ ] Transition Report on Form 10-K and Form 10-KSB
   [ ] Transition Report on Form 20-F
   [ ] Transition Report on Form 11-K
   [ ] Transition Report on Form 10-Q and Form 10QSB
   [ ] Transition Report on Form N-SAR

                  For the transition period ended

                  Read attached instruction sheet before preparing form. Please print or type.

                  Nothing in this form shall be construed to imply that the Commission has verified any information herein.

                  If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: .

                                     PART I
                             REGISTRANT INFORMATION

Nortech Forest Technologies, Inc.
7600 West 27th Street, Suite B11
St. Louis Park, Minnesota 55426

                                     PART II
                             RULE 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12B-25(b), the following should be completed. (Check appropriate box.)

          [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          [X] (b) The subject annual report, semi-annual report, transitional report on Forms 10-K, 10-KSB, 20-F, 11K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

           [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         The Registrant has experienced a delay in preparing its Form 10-KSB for the year ended December 31 1996. This delay is primarily due to difficulty in preparing exhibits according to EDGAR requirements and a resulting delay in submitting the filing to the Registrant's filing agent.

         The Registrant believes that all filing requirements will be met in the next several days and that it will be able to, thereafter, promptly complete and file its Form 10-KSB, including its financial statements.

                                     PART IV
                                OTHER INFORMATION

                  (1) Name and telephone number of person to contact in regard to this notification.

                  Thomas J. de Petra       (612) 922-2520

                  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the
answer is no, identify report(s). __X__ Yes    _____ No

                  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?   __X__ Yes    _____ No

                  If so: attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  Explanation:

During the year ended December 31, 1996, the Registrant received non-ecurring income of $150,000 from the sale of license rights; and the Registrant received supplier concessions of approximately $42,116.

                        Nortech Forest Technologies, Inc.

                  Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date March 31, 1997     By:
                                   Thomas J. de Petra